SG Americas Securities, LLC
(A wholly owned subsidiary of SG Americas Securities Holdings, LLC)
(SEC I.D. No. 8-66125)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SG AMERICAS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017
TABLE OF CONTENTS



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: + 1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of SG Americas Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SG Americas Securities, LLC (the Company) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2014.
February 27, 2018

SG AMERICAS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017
(In thousands)

Assets

Cash	$	5,169,774
Funds segregated for regulatory purposes		10,880,721
Receivables from brokers, dealers, and clearing organizations		2,697,745
Receivables from customers		2,266,857
Collateralized agreements:		
Securities purchased under agreement to resell		832,926
Securities borrowed		6,118,764
Securities received as collateral - at fair value		3,245,520
Financial instruments owned — at fair value		4,650,220
Financial instruments owned and pledged as collateral — at fair value		894,627
Total financial instruments owned — at fair value		5,544,847
Fixed Assets (net of accumulated depreciation and amortization of $100.6 million)		69
Other assets		251,929
Total assets	$	37,009,152

Liabilities and member's equity

Short-term borrowings	$	2,650,842
Payables to brokers, dealers, and clearing organizations		796,252
Payables to customers		9,911,737
Collateralized financings:		
Securities sold under agreements to repurchase		3,148,873
Securities loaned		3,759,459
Obligation to return securities received as collateral - at fair value		3,245,520
Financial instruments sold, not yet purchased — at fair value		637,245
Accrued expenses and other liabilities		7,643,874
		31,793,802
Subordinated borrowings		640,000
Member's equity		4,575,350
Total liabilities and member's equity	$	37,009,152

See notes to statement of financial condition

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

SG Americas Securities, LLC (the "Company" or "SGAS") is a Delaware limited liability company and wholly owned subsidiary of SG Americas Securities Holdings, LLC ("SGASH"), a Delaware limited liability company. SGASH is a wholly owned subsidiary of Société Générale ("SG"), a public limited company (société anonyme) in Paris, France. SG's core businesses include retail banking, corporate and investment banking with a global expertise in investment banking, financing and global markets, private banking, asset management and securities services.

The Company provides a range of investment banking services including debt and equity capital market financing, debt and equity underwriting, fixed income and securitization sales and trading, mergers and acquisition and financial advisory services, equity derivatives sales and trading, global program trading, prime brokerage services, intermediation of futures contracts, as well as execution, clearing, settlement, and custodial services across all asset classes. The Company services clients in such sectors as Financial Services, Energy & Natural Resources and Infrastructure, among others. The Company is also an active market maker in the equities, fixed income, commodities and futures markets.

The Company has its headquarters in New York City and offices in Boston, Chicago, Dallas, and Houston.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934, a Futures Commission Merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC"), and a Municipal Securities broker dealer and Municipal Advisor registered with the Municipal Securities Rulemaking Board. The Company is regulated by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association, the CFTC and the Chicago Mercantile Exchange ("CME"). The Company is a member of the New York Stock Exchange, NASDAQ, all major U.S. futures exchanges and clearing organizations and select foreign futures exchanges.

On February 16, 2014, the Federal Reserve Board approved a final rule strengthening the supervision and regulations of large US bank holding companies and foreign banking organization (FBO's) under section 165 of the Dodd-Frank Act. The rule imposes among other things that certain FBOs with more than $50 billion in U.S. non-branch assets create an intermediate holding company ("IHC"). Such IHC's are expected to comply with enhanced prudential standards similar to those applicable to US bank holding companies, including risk management, capital and liquidity requirements. Because SG has less than $50 billion in U.S. non-branch assets, SG is not required to establish an IHC. SG may be required to establish an IHC at a later date, but its current business plans anticipate that it will not be required to do so, and as a result, SG in the US is subject to significantly fewer enhanced prudential standards.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States that require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2017. Significant estimates and assumptions may include fair value measurement of certain financial instruments and provisions for potential losses that may arise from litigation. The Company believes that the estimates utilized in the preparation of the Statement of Financial Condition are reasonable. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Cash – Cash includes cash in depository accounts with major money center banks. There are no cash equivalents at December 31, 2017.

Funds segregated for regulatory purposes – The Company is obligated by rules mandated by the SEC and the CFTC to segregate or set aside cash or qualified securities to satisfy regulations promulgated to protect customer assets. At December 31, 2017, the Company was in compliance with its segregation requirements, which includes segregation, secured, cleared swaps customer funds, 15c3-3 requirements, and 15c3-3 PAB requirements (See Note 18). At December 31, 2017, the Company had cash of $5,703.8 million, securities purchased under agreements to resell of $1,007.8 million, and receivables from brokers, dealers, and clearing organizations of $4,169.1 million segregated in accordance with these regulatory requirements.

Securities purchased under agreements to resell and Securities sold under agreements to repurchase – The Company purchases securities under agreements to resell ("resale agreements") and takes possession of these securities. Resale agreements are treated as collateralized financing transactions. The Company also sells securities under agreements to repurchase ("repurchase agreements"). Resale and repurchase agreements are generally collateralized by U.S. government and equity securities.

Resale and repurchase agreements are recorded at their contracted resale or repurchase amounts. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return additional collateral pledged when appropriate. Contracted values of resale and repurchase agreements approximate fair value because they are generally short term in nature and are collateralized.

The Company nets certain resale and repurchase agreements with the same counterparty on the Statement of Financial Condition when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC" or "Codification") 210-20-45-11 *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*, are met.

Interest and fees are earned on resale agreements and interest and fees are incurred on repurchase agreements. Related accrued interest and fees are included in *Other assets* or *Accrued expenses and other liabilities* on the Statement of Financial Condition.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities borrowed and Securities loaned – Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or other collateral for securities loaned transactions from the borrower. Securities borrowed and securities loaned transactions are generally collateralized by equity securities. The Company monitors the market value of the securities borrowed and securities loaned on a daily basis, as collateral is valued daily and the Company may require counterparties to deposit additional collateral or return additional collateral pledged when appropriate. Contracted values of securities borrowed and securities loaned agreements approximate fair value because the transactions are generally short term in nature and are collateralized.

Cash collateralized securities borrowed and securities loaned transactions with a specified maturity date and cleared through a central clearing organization are presented on a net basis on the Statement of Financial Condition according to FASB ASC 210-20-45-1, *Right of Setoff Criteria*.

Securities collateral are also advanced or received in certain non-cash securities borrowed and securities loaned transactions. As required by FASB ASC 860 – *Transfers and Servicing ("ASC 860")*, in those instances where the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it reports the fair value of the securities received as *Securities received as collateral* and a corresponding *Obligation to return securities received as collateral* on the Statement of Financial Condition.

Interest and fees are earned on securities borrowed and interest and fees are incurred on securities loaned. Related accrued interest and fees are included in *Other assets* or *Accrued expenses and other liabilities* on the Statement of Financial Condition.

The Company enters into certain matched-book securities borrow and securities loan transactions as a conduit. As permitted by FASB ASC 940 – *Financial Services - Broker and Dealers*, the Company nets the income and expenses from these activities.

Securities transactions – Securities transactions are entered into primarily for customer facilitation purposes and generally include equity stock index securities, U.S. exchange traded funds ("ETFs"), corporate and other debts, and U.S. government and agency securities.

Securities transactions in regular-way trades are recorded on a trade date basis and reported net by CUSIP in *Financial instruments owned – at fair value* and *Financial instruments sold, not yet purchased – at fair value* on the Statement of Financial Condition.

Financial instrument balances are carried at fair value. The Company uses various valuation approaches, including published market prices or other relevant factors including dealer price quotations (see Note 8).

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company may pledge financial instruments owned for collateralized transactions and margin deposits at clearing organizations. In accordance with ASC 860, pledged financial instruments that can be sold or re-pledged by the secured counterparty are reported in *Financial instruments owned and pledged as collateral – at fair value* on the Statement of Financial Condition.

Derivative transactions – The Company enters into certain derivative transactions (futures, forwards, listed options contracts, and securities settled on a delayed delivery basis) primarily for customer facilitation purposes. The fair value of forwards, listed options contracts, and securities settled on a delayed delivery basis are included in *Financial instruments owned - at fair value* and *Financial instruments sold, not yet purchased - at fair value* on the Statement of Financial Condition. The fair value of open futures contracts are reported net in *Receivables from brokers, dealers, and clearing organizations* or *Payables to brokers, dealers, and clearing organizations* on the Statement of Financial Condition.

The Company also enters into certain limited over the counter ("OTC") derivatives, as a means to economically hedge the fluctuation in certain deferred compensation obligations. These contracts have been entered into for purposes other than trading. The fair value of these contracts are included in *Financial instruments owned – at fair value* and *Financial instruments sold, not yet purchased – at fair value* on the Statement of Financial Condition.

Fair value measurements – A significant portion of the Company's financial instruments are carried at fair value with changes in fair value recognized in earnings. Fair value is defined as the price that could be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company uses its own assumptions to estimate those that market participants would use in pricing the asset or liability at the measurement date.

FASB ASC 820 – *Fair Value Measurements and Disclosures* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under ASC 820 — *Fair Value Measurements and Disclosures* are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical unrestricted assets or liabilities. The Company's Level 1 balances generally include U.S. government securities, equity securities, equity stock index securities, and U.S. ETFs.

Level 2 – Quoted prices in markets that are not active or adjusted quoted prices in markets that are active, for which all significant inputs are observable, either directly or indirectly. The inputs are based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Company's Level 2 balances generally include certain exchange shares, corporate debt, certain U.S. government and agency securities, OTC options, listed U.S. options and certain derivative contracts.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Level 3 – Unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company did not have any assets or liabilities measured at fair value using unobservable inputs or for which unobservable inputs were significant to their fair value measurement throughout the year or at December 31, 2017.

An instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. The Company uses prices and inputs that are current as of the measurement date. In periods of market disruptions, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified between levels (see Note 8).

Customer and noncustomer transactions – Customer and noncustomer transactions on the accompanying Statement of Financial Condition are defined by the SEC and CFTC. Customer and noncustomer balances may also include amounts related to client trades that are cleared through foreign affiliates and are reported in accordance with the Exemption of Certain Foreign Brokers or Dealers Rule – *SEC Rule 15a-6 ("SEC Rule 15a-6")*.

Receivables from and payables to customers include amounts due on futures trading accounts and on cash and margin accounts on a settlement date basis, and securities failed to deliver/receive. The Company has securities owned by customers in its possession or control. These securities are held by the Company as either margin collateral or as fully paid securities in safekeeping and these securities are not reflected in the Statement of Financial Condition.

At December 31, 2017, the market value of customer securities held for futures and cleared swaps customers and noncustomers was $9,019.3 million, of which $8,097.4 million has been pledged as margin at carrying brokers and clearing organizations. See Note 4 for securities received as collateral and repledged on securities activity.

At December 31, 2017, the market value of securities used to secure customer margin balances was $2,975.7 million, of which $696.6 million was used to collateralize financing for the customer margin balances.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee compensation plans – The Company's employees may participate in certain SG stock-based compensation plans (see Note 14). The Company recognizes compensation expenses related to stock and option based awards over the requisite service period.

Fixed assets - Fixed assets include furniture, equipment, leasehold improvements, software, and internally developed software and are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed based on the straight-line method over the estimated useful life of each asset. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software. Leasehold improvements are amortized over the lesser of their economic useful life or the terms of the underlying leases. Furniture, equipment, software and internally developed software are depreciated or amortized over 4 – 10 years. Leasehold improvement is amortized over the shorter of the lease term or 10 years.

Other assets – The Company periodically evaluates the carrying value of other assets to determine if events or circumstances exist indicating that the asset may be impaired (see Note 7).

The Company has ownership interests in several exchanges. Due to the demutualization of some exchanges, the Company's ownership interests in exchanges are classified as either trading securities or exchange memberships and are included on the Statement of Financial Condition as *Financial instruments owned - at fair value*, and *Other assets*, respectively. Exchange membership seats are recorded at cost, or if an other-than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Commissions and fees – Commissions and fees generally include fees earned from the Company acting as an agent in buying and selling futures and securities on behalf of counterparties, including affiliates. These fees are recognized on a trade date basis. Commissions and fees also include fees earned pursuant to certain intercompany agreements with SGASH and other affiliates. In accordance with these intercompany agreements, the Company acts in an agent and broker capacity on behalf of SGASH and affiliates in the U.S. markets.

Interest – Interest is measured on contractual or stated interest rates on collateralized agreements, demand deposits and customer balances in debits and recorded on an accrual basis over the life of the instrument. Interest receivable and payable are reported on the Statement of Financial Condition in *Other assets* and *Accrued expenses and other liabilities*, respectively.

Dividends – The Company receives dividends on certain securities owned and pays dividends on certain securities sold short. The Company records dividends on ex-dividend date. Interest and dividend receivable and payable are reported on the Statement of Financial Condition in *Other assets* and *Accrued expenses and other liabilities*, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment banking – Investment banking includes fees earned from debt and equity capital market financing, debt and equity underwriting, and mergers and acquisition advisory services. The Company acts as an underwriter and earns revenue, which can include management fees, sales concessions, and underwriting fees. Fee revenue relating to underwriting commitments is recognized when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. Generally, this would occur on trade date when the deal is launched into the primary market. Underwriting revenues are recorded net of related syndicate expenses. Private placement revenue and fees from financial advisory assignments are recognized when the services to be performed under the terms of the engagement are substantially completed and the amount of the fees is determinable with collection reasonably assured. Investment banking fees receivable are reported in *Other assets* on the Statement of Financial Condition.

Principal transactions, net – Principal transaction revenues include net gains and losses on all securities and derivatives transactions entered into for trading purposes. Revenues and related expenses resulting from securities and derivative transactions are recorded on a trade date basis.

Foreign currency – The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the Statement of Financial Condition date.

Income taxes – The Company is a single member limited liability company that is disregarded for federal, state, and local income tax purposes. As such, for U.S. tax purposes, the activities of the Company are reported as part of SG's U.S. tax filings. No tax allocations were made from SG to the Company.

Recently adopted accounting pronouncements – There were no new accounting pronouncements adopted in 2017.

Accounting developments — In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers* ("ASU No. 2014-09"). The core principle of ASU No. 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation. In addition, ASU No. 2014-09 requires an entity to disclose sufficient information to enable users of the Statement of Financial Condition to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU No. 2014-09 is effective for the Company on January 1, 2017. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers: Deferral of the Effective Date* (*"ASU No. 2015-14"*), which defers the effective date of ASU No. 2014-09 by one year to January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, *Revenue from Contracts with Customers -Principal versus Agent Considerations (Reporting Revenue Gross versus Net)* ("ASU

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

No. 2016-08"). The amendments in this ASU clarify the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers - Identifying Performance Obligations and Licensing ("ASU No. 2016-10"). The amendments in this ASU clarify implementation guidance related to identifying performance obligations and the licensing. In May 2016, the FASB issued ASU No 2016-12, Revenue from Contracts with Customers – Narrow-Scope Improvements and Practical Expedients ("ASU No. 2016-12"). The amendments in this ASU affect only the narrow aspects addressed in ASU No. 2014-09. ASU No. 2016-08, ASU No. 2016-10 and ASU No. 2016-12 have the same effective date as ASU No. 2014-09. The Company plans to adopt these revenue recognition standards on January 1, 2018. It has performed an assessment of revenue contracts with customers and has not identified any changes in the timing of revenue recognition for such contracts. The Company expects that the implementation of these revenue recognition standards will result in insignificant changes in the presentation of certain costs from a net presentation to a gross basis. In addition, the Company expects the expanded disclosures as required under these new standards.

In January 2016, the FASB issued ASU No. 2016-01, *Recognition and Measurement of Financial Assets and Financial Liabilities* ("ASU No. 2016-01"). ASU 2016-01 retains current classification and measurement requirements for financial assets except for equity investments (excluding those accounted for under the equity method of accounting or those that result in consolidation of the investee), which are required to be measured at fair value with changes in fair value recognized in net income. ASU 2016-01 also amends certain presentation and disclosure requirement associated with the fair value of financial assets and financial liabilities. ASU 2016-01 is effective for the Company on January 1, 2018. The Company expects that adoption of this ASU will have no impact on its Statement of Financial Condition.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU No. 2016-02"). ASU No. 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases. Under this ASU, Lessees will need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of lease payments. The asset will be based on the liability. This ASU has not significantly changed the current Lessor accounting model. ASU No. 2016-02 is effective for the Company on January 1, 2019. The Company is currently evaluating the impact of adopting this ASU on its Statement of Financial Condition.

In June 2016, the FASB issued ASU No 2016-13, *Measurement of Credit Losses on Financial Instruments* ("ASU No. 2016-013"). The main objective of ASU No 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this ASU replace the incurred loss impairment methodology in current US GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. ASU No 2016-13 is effective for the Company on January 1, 2020. The Company is currently evaluating the impact of adopting this ASU on its Statement of Financial Condition.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In August 2016, the FASB issued ASU No 2016-15, *Statement of Cash Flows*: Classification of Certain Cash Receipts and Cash Payments ("ASU No 2016-15"). The amendments in this ASU provide guidance on certain cash flow classification issues related to debt prepayment or debt extinguishment Costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payment made after a business combination, proceeds from settlement of insurance claims or corporate-owned life insurance policies, distribution received from equity method investees and beneficial interests in securitization transactions. ASU No 2016-15 is effective for the Company on January 1, 2018. The Company expects that adoption of this ASU will have no impact on its Statement of Financial Condition.

In November 2016, the FASB issued ASU No 2016-18, *Statement of Cash Flows: Restricted Cash (a consensus of the FASB Emerging Issues Task Force)* ("ASU No 2016-18"). The amendments in this ASU require entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. ASU No 2016-18 is effective for the Company on January 1, 2018. The Company expects that adoption of this ASU will require certain enhanced disclosures as required by the standard. The Company expects that adoption of this ASU will have no impact on its Statement of Financial Condition.

In March 2017, the FASB issued ASU No. 2017-08, *Receivables - Nonrefundable Fees and Other Costs* (ASC 310-20): Premium Amortization on Purchased Callable Debt Securities. The amendments in this ASU shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized through maturity. ASU No 2017-08 is effective for the Company on January 1, 2019. The Company expects that the adoption of this ASU will not have a significant impact on its Statement of Financial Condition.

In May 2017, the FASB issued ASU No. 2017-09, *Compensation - Stock Compensation* (ASC 718): Scope of Modification Accounting. The amendments in this ASU provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting required by ASC 718. An entity should account for the effects of a modification unless all the following are met: 1. The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification. 2. The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified. 3. The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

immediately before the original award is modified. ASU No 2017-09 is effective for the Company on January 1, 2018. The Company expects that the adoption of this ASU will have no impact on its Statement of Financial Condition.

3. FINANCIAL INSTRUMENTS

Financial instruments owned - at fair value, including those pledged as collateral and financial instruments sold, not yet purchased – at fair value at December 31, 2017, consist of the following (in thousands):

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Equity securities	$ 3,041,182	$ 637,166
U.S. government and agency	2,499,089	-
Derivative contracts	4,576	79
Total	$ 5,544,847	$ 637,245

Pledged financial instruments that can be sold or re-pledged by the secured counterparty generally include equity securities, U.S. government and agency securities including treasury bills, treasury bonds and are reported in *Financial instruments owned and pledged as collateral – at fair value* on the Statement of Financial Condition.

4. COLLATERALIZED TRANSACTIONS

In the normal course of business, the Company receives securities primarily in connection with resale agreements, securities borrowed, and custody agreements. In many cases, the Company is permitted by contract or custom to deliver or re-pledge the securities to counterparties in connection with entering into repurchase agreements, securities lending agreements, other secured financings, and meeting settlement requirements.

As of December 31, 2017, the fair value of securities received as collateral or due to custodial functions by the Company that it was permitted by contract or custom to deliver or re-pledge was $53,122.6 million. The Company delivered or re-pledged as collateral approximately $23,890.1 million. Securities received from noncustomer affiliates primarily from custodial functions were $28,447.9 million.

The Company received securities in connection with certain non-cash securities loan agreements. At December 31, 2017, the fair value of securities received from these transactions totaled approximately $3,245.5 million and are reflected as *Securities received as collateral* and *Obligation to return securities received as collateral* on the Statement of Financial Condition.

5. **RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS**

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2017, consist of the following (in thousands):

	Receivables	Payables
Deposits to/from clearing organizations	$ 2,105,033	$ 14,090
Securities failed to deliver/receive	303,575	88,884
Futures activity	131,975	2,005
Other	157,162	-
Trades in process of settlement	-	691,273
	$ 2,697,745	$ 796,252

The Company clears certain proprietary and customer securities transactions through securities clearing organizations and other clearing houses. Deposits to/from clearing organizations include good faith deposits and net settlement balances.

Securities failed to deliver/receive represent the contract value of securities that have not been delivered or received by the Company on settlement date. Securities failed to deliver and securities failed to receive also include amounts related to U.S. client trades that are cleared through foreign affiliates and are reported in accordance with SEC Rule 15a-6.

Futures activity includes cash and total equity receivable from carry brokers.

Other receivable primarily includes receivables from non-customers with debit balances related to securities and futures transactions.

Amounts receivable and payable for regular way securities transactions that have not yet reached their contractual settlement date are reported net in *Payables to brokers, dealers, and clearing organizations* on the Statement of Financial Condition. Trades in process of settlement at December 31, 2017 were settled without a material effect on the Company's Statement of Financial Condition.

6. **FIXED ASSETS**

Fixed assets consisted of the following at December 31, 2017 (in thousands):

Furniture and Equipment	$	46,349
Software		38,892
Internally-developed software		15,436
		100,677
Less accumulated depreciation and amortization		(100,608)
	$	69

7. **OTHER ASSETS, ACCRUED EXPENSES AND OTHER LIABILITIES**

Other assets – The following table sets forth the amounts that are included in *Other assets* on the Company's Statement of Financial Condition at December 31, 2017 (in thousands):

Other receivables from affiliates	$	92,747
Deferred plan investments		84,410
Miscellaneous receivables and other		34,643
Dividends and interest receivable		20,802
Syndicate fees receivable		14,482
Exchange memberships		4,845
Total	$	251,929

Other receivables from affiliates include outstanding balances from transactions entered into with SG and affiliates in the normal course of business and pursuant to Service Level Agreements ("SLAs"). Balances with affiliates are discussed in the related party transaction section in Note 10.

Deferred plan investments include company owned life insurance policies ("COLI") which are used to protect the Company from financial costs related to fund employee benefits. COLI is funded and owned by the Company with a cash surrender value of $84.4 million. See Note 13 for employee benefits plans.

Miscellaneous receivables and other include accrued fee income, prepaid expenses, and other sundry receivables.

7. OTHER ASSETS, ACCRUED EXPENSES AND OTHER LIABILITIES (CONTINUED)

Dividends and interest receivable primarily include outstanding dividends and interest from trading securities and outstanding interest receivable from resale agreements and securities borrowed activities. Dividends and interest receivables include outstanding balances with SG and affiliates. At December 31, 2017 outstanding dividends and interest receivable from trading securities totaled $9.1 million and outstanding interest receivable from resale and securities borrowed activities totaled $11.7 million.

Accrued expenses and other liabilities – The following table sets forth the amounts that are included in *Accrued expenses and other liabilities* on the Company's Statement of Financial Condition at December 31, 2017 (in thousands):

Securities and clearing settlement payable to affiliates	$	7,216,875
Employee related payables		164,970
Miscellaneous payables and other		163,342
Other payables to affiliates		50,546
Dividends and interest payable		46,153
Syndicate fees payable		1,988
Total	$	7,643,874

Securities and clearing settlement payables to affiliates primarily includes settlement balances payable to non-customers related to securities and futures transactions.

Employee related payables include balances for employees' compensation and benefits and deferred compensation plan liabilities (see Note 14).

Miscellaneous payables include clearing and settlement accounts of SG and affiliates, legal fees, accrued expenses, and other sundry payables (see Note 10).

Other payables to affiliates include outstanding balances with SG and affiliates for operational and administrative support and management services. Balances with affiliates are discussed in the related party transaction section in Note 10.

Dividends and interest payable include outstanding dividends payable from trading securities and outstanding interest payable from repurchase agreements, securities loaned, and other activities. Dividends and interest payable include outstanding balances with SG and affiliates. At December 31, 2017, outstanding dividends and interest payable from trading securities totaled $17.3 million and outstanding interest from repurchase agreements and securities loaned totaled $17.4 million.

8. FAIR VALUE MEASUREMENT

Fair value measurements on a recurring basis

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 (in thousands):

Assets	Level 1	Level 2	Level 3	Total Fair Value in Statement of Financial Condition
Securities received as collateral - at fair value	$ 3,218,462	$ 27,058	$ -	$ 3,245,520
Financial instruments owned — at fair value:				
Equity securities	$ 3,040,966	$ 216	$ -	$ 3,041,182
U.S. government and agency	2,499,089	-	-	2,499,089
Derivative contracts	-	4,576	-	4,576
	$ 5,540,055	$ 4,792	$ -	$ 5,544,847
Liabilities				
Obligation to return securities received as collateral - at fair value	$ 3,218,462	$ 27,058	$ -	$ 3,245,520
Financial instruments sold, not yet purchased — at fair value:				
Equity securities	$ 637,009	$ 157	$ -	$ 637,166
Derivative contracts	-	79	-	79
	$ 637,009	$ 236	$ -	$ 637,245

There were no assets or liabilities measured at fair value on a non-recurring basis during 2017.

The Company assesses its financial instruments on a semiannual basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC 820-10. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among levels are deemed to occur at the end of the reporting period. There were no transfers between the Company's Level 1 and/or Level 2 classified financial instruments during the year ended December 31, 2017.

There were no purchases, sales, and transfers related to Level 3 assets and liabilities during the year ended December 31, 2017.

8. FAIR VALUE MEASUREMENT (CONTINUED)

Valuation Techniques:

- **Equity securities** – *Exchange traded equity securities*: Exchange traded equity securities are measured based on quoted exchange prices in active markets, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.

  Non-exchange traded equity securities: Non-exchange traded equity securities are measured primarily using broker quotations, pricing service data from external providers and prices observed from recently executed market transactions and are categorized as Level 2 in the fair value hierarchy.

- **U.S. government and agency securities** – *U.S. Treasury securities*: U.S. Treasury securities are measured based on quoted market prices and generally categorized as Level 1 of the fair value hierarchy.

  U.S. agency issued debt securities: Callable and non-callable U.S. agency issued debt securities are measured based on quoted market prices and trade data for identical or comparable securities and generally classified as Level 2 of the fair value hierarchy. The Company did not hold any positions during the year ended December 31, 2017.

- **Corporate debt** – Corporate debt securities held by the Company are traded OTC and are classified as Level 2. Prices of debt securities which cannot be observed in the market either directly or through comparative securities are valued using broker quotes or models which may incorporate inputs that are observable. The Company did not hold any positions during the year ended December 31, 2017.

- **Derivatives** – *Listed derivative contracts*: Listed derivative contracts entered into by the Company generally include listed options, futures contracts, and securities settled on a delayed delivery basis, which are measured based on quoted exchange prices which are generally obtained from pricing services if they are actively traded. Securities settled on a delayed delivery basis are generally categorized as Level 1 in the fair value hierarchy. The fair value of listed equity options contracts are measured based upon models that calibrate to market-clearing levels and are generally categorized as Level 2 in the fair value hierarchy. The fair values of futures contracts are excluded from the table above and are reported net in *Receivables from brokers, dealers, and clearing organizations* or *Payables to brokers, dealers and clearing organizations* on the Statement of Financial Condition. If these exchange traded futures contracts were included in the fair value hierarchy, all would have been classified as Level 1.

8.   FAIR VALUE MEASUREMENT (CONTINUED)

OTC derivative contracts: OTC equity derivative contracts include derivative contracts entered into by the Company to economically hedge its exposure to certain deferred compensation liabilities.   These contracts are generally valued using observable inputs. OTC derivative contracts are primarily categorized in Level 2 of the fair value hierarchy given that valuation models require observable inputs generally including contractual terms, market prices of underlying instruments, yield curve and measures of volatility.

- **Securities received as collateral from non-cash securities loaned** – Securities received as collateral from non-cash securities loaned transactions are categorized in the fair value hierarchy based on the underlying securities received in the transaction. At December 31, 2017, securities received consisted primarily of exchange traded equities and U.S. Treasury securities.

9.   OFFSETTING

The Company enters into derivatives transactions, securities purchase agreements under agreement to resell, securities sold under agreement to repurchase, securities borrowed and securities loaned transactions. The Company executes these transactions to facilitate customer match-book activity, cover short positions and to fund Company's trading inventory.   The Company manages credit exposure from certain transactions by entering into master netting agreements and collateral arrangements with counterparties.   The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default.   The Company does not net the amounts eligible for offsetting upon counterparty default related to these financial instruments in the Statement of Financial Condition. In certain cases the Company may agree for collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default.   Default events generally include, among other things, failure to pay or insolvency or bankruptcy of a counterparty.

9. OFFSETTING (CONTINUED)

The following tables present information about the offsetting of these instruments and related collateral amounts (in thousands):

	Gross Amount of Recognized Assets	Gross Amount Offset on the Statement of Financial Condition	Net Amount of Assets Presented in Statement of Financial Condition	Amounts Not Offset but Eligible for Offsetting Upon Counterparty Default [1][2]	Net Amounts [3]
Derivatives - OTC	$ 4,576	$ -	$ 4,576	$ -	$ 4,576
Funds segregated for regulatory purposes: Securities purchased under agreement to resell	1,007,771	-	1,007,771	(1,007,771)	-
Securities purchased under agreement to resell	832,926	-	832,926	(823,427)	9,499
Securities borrowed	6,727,445	(608,681)	6,118,764	(5,988,292)	130,472
Securities received as collateral - at fair value	3,245,520	-	3,245,520	(3,245,520)	-

Liabilities

	Gross Amount of Recognized Liabilities	Gross Amount Offset on the Statement of Financial Condition	Net Amount of Liabilities Presented in Statement of Financial Condition	Amounts Not Offset but Eligible for Offsetting Upon Counterparty Default [1][2]	Net Amounts [3]
Derivatives - OTC	$ 79	$ -	$ 79	$ -	$ 79
Securities sold under agreements to repurchase	3,148,873	-	3,148,873	(3,148,873)	-
Securities loaned	4,368,140	(608,681)	3,759,459	(3,697,756)	61,703
Obligation to return securities received as collateral	3,245,520	-	3,245,520	(3,245,520)	-

(1) Amounts represent recognized assets and liabilities that are subject to enforceable master agreements with rights of setoff.

(2) Represents the fair value of collateral that the Company had received or pledged under enforceable master agreements, limited for table presentation purposes to the net amount of the recognized assets due from or liabilities due to each counterparty.

(3) Represents the amount for which, in the case of net recognized assets, the Company had not received collateral, and in the case of net recognized liabilities, the Company had not pledged collateral.

9. OFFSETTING (CONTINUED)

The following table presents the Company's gross obligations disaggregated by the class of collateral pledged and the remaining maturity of securities sold under agreements to repurchase and securities loaned at December 31, 2017 (in thousands):

	Open	Overnight	<30 Days	>30 Days	Total
		Remaining Contractual Maturity of Agreements			
Securities sold under agreements to repurchase					
Collateral pledged					
Equity securities	$ -	$ 645,491	$ 2,404,777	$ -	$ 3,050,268
Corporate debt	-	98,605	-	-	98,605
Total	$ -	$ 744,096	$ 2,404,777	$ -	$ 3,148,873
Securities loaned					
Collateral pledged					
Equity securities	$ 3,046,159	$ 1,558	$ 233,369	$ 1,067,016	$ 4,348,102
Corporate debt	20,038	-	-	-	20,038
Total	$ 3,066,197	$ 1,558	$ 233,369	$ 1,067,016	$ 4,368,140

10. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company provides and receives execution and clearing services for derivative, securities, and financing transactions with entities affiliated through common ownership. Amounts outstanding to and from such affiliates at December 31, 2017 are reflected in the Statement of Financial Condition as set forth below (in thousands):

Assets:

Cash	$	1
Funds segregated for regulatory purposes		4,700,000
Receivables from brokers, dealers, and clearing organizations		2,091,107
Receivables from customers		7,360
Securities purchased under agreements to resell		232,721
Securities borrowed		358,002
Securities received as collateral		27,058
Financial instruments owned — at fair value		4,576
Other assets		100,783

Liabilities:

Short-term borrowings	$	2,650,000
Payables to customers		1,272,455
Securities sold under agreements to repurchase		44,561
Securities loaned		1,018,976
Obligation to return securities received as collateral		27,058
Financial instruments sold, not yet purchased, at fair value		79
Accrued expenses and other liabilities		7,308,359
Subordinated borrowings (refer to Note 12)		640,000

10. RELATED PARTY TRANSACTIONS (CONTINUED)

The related party balances set forth in the tables above resulted from transactions between the Company and SG and affiliates in the normal course of business as part of its trading, clearing, financing, and general operations. In addition, certain costs have been allocated from SG and affiliates to the Company for operational and administrative support and management services.

Cash and funds segregated for regulatory purposes

The Company maintains certain bank accounts at an affiliated bank. The Company also maintains segregated cash funds with an affiliate in compliance with its segregated and secured regulatory requirements. These bank and cash balances are included in *Cash* and *Funds segregated for regulatory purposes* on the Statement of Financial Condition and are as set forth in the table above.

Broker dealers and clearing organizations

The Company clears and executes futures transactions on behalf of affiliates. The Company also incurred brokerage and clearing charges for futures transactions cleared and executed on behalf of the Company by its affiliates. The Company pays interest on net debit balances at carrying brokers.

The Company carries clearing and settlement accounts of SG and affiliates and provides futures and securities clearing, settlement, and custody services for their U.S. trading activities. The Company classifies securities receivables and payables related to these activities as noncustomer as there is an agreement between the two parties by which affiliate is subordinated against any claims to credits. The Company carries receivables and payables related to affiliates' futures activities as noncustomer. These receivables of $143.3 million and payables of $7,194.0 million are recorded in *Receivables from brokers, dealers, and clearing organizations* and *Accrued expenses and other liabilities*, respectively on the Statement of Financial Condition and are as set forth in the table above. The Company earns certain commissions and fees in connection with these services. Outstanding receivables related to fees earned totaled $14.9 million and are included in *Other assets* on the Statement of Financial Condition.

An affiliate of the Company provides direct financing to certain SGAS futures customers. Loan amounts are not recorded in the Company's Statement of Financial Condition.

10. RELATED PARTY TRANSACTIONS (CONTINUED)

Collateralized transactions

The Company also enters into various collateralized agreements and financing transactions with SG and affiliates.

The Company enters into short-term resale and repurchase agreements with affiliates in connection with short sales and other collateralized transactions. Resale agreements are entered into primarily to acquire the securities needed for clearing organization margin deposits or to invest excess cash from operating activities. Resale agreements are included in *Securities purchased under agreements to resell* on the Statement of Financial Condition and are as set forth in the table above. Repurchase agreements are entered into to finance certain operating activities. Repurchase agreements are included in *Securities sold under agreements to repurchase* on the Statement of Financial Condition and are as set forth in the table above.

Outstanding receivables totaled $1.4 million and are included in *Other assets* on the Statement of Financial Condition. Related outstanding payables are minimal and are included in *Accrued expenses and other liabilities* on the Statement of Financial Condition.

The Company acts as a conduit for certain stock borrowing and lending activities for SG and affiliates. The Company primarily borrows from third party counterparties and lends to SG and affiliates. Other stock borrowing and lending activities are entered into in connection with short sales and other financing activities.

When cash collateral is advanced or received, these activities are recorded at the contract amount in *Securities borrowed* and *Securities loaned* on the Statement of Financial Condition and are as set forth in the table above. When securities collateral is received in connection with certain stock loan agreements, the fair value of the securities received is reported in *Securities received as collateral* and *Obligation to return securities received as collateral* on the Statement of Financial Condition. Affiliated balances in connection with these securities loan agreements are as set forth in the table above.

As permitted by FASB ASC 940 – Financial Services – Broker and Dealers, the Company elects to net interest revenue and expense from matched-book securities borrow and loan activities. Related interest income and expense from SG and affiliates were netted with interest and expense from other counterparties. Related outstanding rebate receivables and payables totaled $1.9 million and $6.2 million respectively, and are included in *Other assets* and *Accrued expenses and other liabilities*, respectively on the Statement of Financial Condition.

10. RELATED PARTY TRANSACTIONS (CONTINUED)

Derivatives

The Company generates commission revenues from executing and clearing derivatives and securities transactions with and on behalf of affiliates. These revenues are governed by agreements with the affiliates.

The Company entered into various forward contracts with SG. As of December 31, 2017, the fair values of these open forward contracts was minimal, and are reported in *Financial instruments owned – at fair value* on the Statement of Financial Condition.

The Company also entered into certain OTC derivative contracts with an affiliate to economically hedge its exposure to the fluctuation in value of certain employee deferred compensation. As of December 31, 2017, the fair value asset and liability of these derivatives, net of cash paid or received, totaled $4.6 million and $0.1 million, respectively. The fair value of these contracts is included in *Financial instruments owned - at fair value* on the Statement of Financial Condition.

Service level agreements

The Company is party to various SLAs with SG and affiliates. Under these agreements, the Company provides or receives services for operational and administrative support and managerial services. Cost allocations include, but are not limited to administration and security, credit administration, risk management, human resources administration and insurance. Pursuant to the various agreements, certain revenues and expenses are allocated to and from the Company.

- SGASH is a party to an SLA with the Company in which SGASH pays the Company cost plus a markup in consideration for the Company's acting as SG's broker in the U.S. markets.

- Certain costs have been allocated from/to SG and affiliates to/from the Company for operational, administrative and management services. Related outstanding payables totaled $96.6 million and are included in *Accrued expenses and other liabilities* on the Statement of Financial Condition.

11. SHORT-TERM BORROWINGS

Short-term borrowings generally include bank loans from affiliated companies and bank accounts with credit balances that are used to fund operating activities. As of December 31, 2017, there were $2,650.0 million outstanding short-term borrowings from affiliated companies. Credit balances in bank accounts totaled $0.8 million at December 31, 2017.

12. SUBORDINATED BORROWINGS

Subordinated borrowings are subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Subordinated borrowings may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements of the SEC.

Subordinated borrowings are obtained from affiliated companies. As of December 31, 2017, subordinated borrowings totaled $640.0 million, and are pursuant to multiple subordination agreements with SG. Subordinated borrowings bear interest at floating rates, ranging from 3 month LIBOR + 50 basis points to 3 month LIBOR + 70 basis points. Subordinated borrowings mature no earlier than June 2019. Subordinated borrowing agreements contain an automatic rollover provision, whereby the maturity date will be extended an additional year, providing the Company does not give notice of repayment on or before the thirteenth month preceding the scheduled maturity date. Fair value of the subordinated borrowings is approximately $644.8 million at December 31, 2017 based on discounted cash flows using OIS (overnight rate) adjusted for the borrower's 2-year CDS (Credit Default Swap) spread on subordinated issues. Subordinated borrowings are not carried at fair value and therefore not included in the fair value hierarchy. If these subordinated borrowings were included in the fair value hierarchy, all would have been classified as Level 3.

Outstanding payables to affiliates are minimal and are included in *Accrued expenses and other liabilities* on the Statement of Financial Condition.

13. EMPLOYEE BENEFIT PLANS

Employees are eligible to participate in a 401(k) Savings Plan (the "401(k) Plan") through Société Générale's Savings and Investment Retirement Plan from the date of hire if they are at least 21 years of age. Employees are able to make a maximum allowable contribution of $18,000, with an additional $6,000 "catch-up" contribution for anyone who became age 50 or older in 2016, of their pre-tax compensation, as defined, subject to certain Internal Revenue Service limitations. The Company matches 100% of employee contributions to the 401(k) Plan up to a maximum of 8% of the employee's compensation subject to Internal Revenue Service limitations but no more than $10,000. All employee contributions are 100% vested immediately and all employer contributions are subject to a three-year vesting schedule (33.3%, 66.7%, 100%).

The Company is also a participant in the SG Pension Plan. This noncontributory defined benefit pension plan covers eligible employees of the Company as defined by the Pension Plan that is administered by SG. The plan sponsor curtailed the pension plan and therefore, plan participants will not earn additional pension credits for services provided after 2014.

14. DEFERRED COMPENSATION AND SG STOCK INCENTIVE PLANS

The Company sponsors a voluntary deferred compensation plan for eligible employees ("Participants"). The liabilities related to the deferred compensation plan are joint and several with SG. Under the plan, eligible employees may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Beginning in 2017, Participants could elect to defer a percentage of their salaries and contribute via payroll deduction. Employee salaries and bonus deferrals are charged to expense in the year earned. Participants are allowed to invest their deferred salary and bonus in select investment funds. The value of the deferred compensation liability will fluctuate based on changes in value of the investment funds. As of December 31, 2017, deferred compensation liability of $38.2 million is included in *Accrued expenses and other liabilities* on the Statement of Financial Condition.

Each year the Company requires selected employees to defer a portion ("fidelity bonus nominal") of their bonus compensation ("Involuntary Plan"). There are two vehicles for deferral: the cash deferral and the SG tracking product. Under the cash deferral product, amounts are deferred for officers or employees subject to certain employment and performance conditions as well as a vesting period before paid.

Under the SG tracking product, the plan Participants' fidelity bonus nominal amounts track the performance of SG shares during the vesting period. The deferred portion of the bonus compensation is expensed ratably over the requisite service period of approximately three to four years. The value of the deferred compensation liability may change based on the performance of SG stock.

14. DEFERRED COMPENSATION AND SG STOCK INCENTIVE PLANS (CONTINUED)

The Company has recorded an involuntary deferred compensation plan liability of $36.9 million, which is included in *Accrued expenses and other liabilities* on the Statement of Financial Condition. The amount of nonvested share based fidelity bonus is $17.5 million, which will be recorded over the weighted average life of 22 months.

Under the Involuntary Plan, certain employees elected to defer vested bonuses further than initial period of vesting. As of December 31, 2017, the related outstanding liability totaled $3.1 million, and is reported in *Accrued expenses and other liabilities* on the Statement of Financial Condition.

The Company's employees are granted awards under two additional SG stock incentive plans.

- The SG Global Employee Share Ownership Program ("GESOP") allows employees to purchase SG stock at a discount. The Company provides matching contributions as defined by the GESOP. The GESOP plan was not offered in 2017.

- SG grants options to purchase shares of SG stock to certain employees of the Company. Generally, the options become exercisable upon the completion of a three-year vesting period and expire seven years from the date of grant. SG did not grant stock options in 2017.

- SG grants free SG shares to certain eligible employees under its Deferred Shares Plan. All beneficiaries are subject to the condition of presence at the end of the applicable vesting period. The fair value of the free shares granted, measured at the grant date, is recognized over the vesting period during which an employee is required to provide service in exchange of shares. The amounts are immaterial.

15. DERIVATIVES AND OFF-BALANCE-SHEET RISKS

In the ordinary course of business, the Company enters into contractual commitments (futures on indices, equities and interest rates; options on indices and equities; and forward contracts on equities) with off-balance-sheet risk in order to meet its financing and trading needs and, on a riskless principal basis, for that of its customers. These commitments entail varying degrees of risk including market risk (including interest rate and equity price risk), which may be in excess of amounts recognized in the Statement of Financial Condition. The Company determines the credit quality of counterparty based on internal credit risk grades, collateral and collection experience. Management believes the consummation of these commitments will have no material adverse effect on the Company's financial position or operating results. The table below sets forth the Company's derivative financial instruments that were executed through regulated exchanges and OTC, at contract or notional amounts, together with their fair value at December 31, 2017 (in thousands). These are not designated as hedging instruments.

Derivative Assets	Reported on Balance Sheet	Gross Fair Value	Contractual/Notional Amount
Forward Equity Contracts	Financial instruments owned - at fair value	$ 4,576	$ 45,064
Derivative Liabilities			
Forward Equity Contracts	Financial instruments sold, not yet purchase - at fair value	$ 79	$ 52,804

In addition to the above, the Company had open long and short futures contracts with notionals of $1,663.7 million and $4,007.0 million, respectively as of December 31, 2017. The Company's futures contracts, which are future commitments to buy or sell equity stock indexes, interest rate, and currency financial instruments, are executed on an exchange, and cash settlement is made on a daily basis for market movements. Futures contracts mature at various dates through March 2018.

Equity forward contracts include certain agreements with SG to deliver securities at maturity. These agreements mature in less than one year.

Derivative financial instruments used for purposes other than trading include certain contracts entered into by the Company to economically hedge its exposure to the fluctuation in value of certain employee deferred compensation. At December 31, 2017, the Company had contracts with notional amounts totaling $45.1 million and net assets totaling $4.4 million. The fair values of these contracts are reported in *Financial instruments owned – at fair value* on the Statement of Financial Condition. These contracts were entered into with an affiliate and carry expirations ranging from September 2018 to September 2020.

15. DERIVATIVES AND OFF-BALANCE-SHEET RISKS (CONTINUED)

The Company does not offset fair value amounts recognized for derivative instruments on the Statement of Financial Condition.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the Statement of Financial Condition.

16. CONCENTRATION OF CREDIT RISK

As a full-service broker and dealer, the Company is engaged in various securities underwriting, trading, and brokerage activities in which counterparties primarily include other broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of the default depends on the creditworthiness of the counterparty or issuer of the instruments.

As an FCM, the Company executes and clears futures contracts, options on futures contracts, and equity options for its customers, including affiliates. Substantially all of these contracts are transacted on a margin basis subject to individual exchange regulations for the accounts of its customers. As such, the Company guarantees to the respective clearing organizations its customers' performance under these contracts. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. To reduce its risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges on which such contracts are traded. This margin is a good faith deposit from the customers, which reduces the risk to the Company of failure on behalf of the customers to fulfill any obligation under the contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements, as needed, due to daily fluctuations in the value of the underlying positions and establishes credit limits for such activities. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements. Management believes that the margin deposits held at December 31, 2017, were adequate to minimize the risk of material loss that could be created by the positions held.

It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company also minimizes credit risk associated with collateralized agreements and financings by monitoring credit exposure on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. There are no significant concentrations of credit risk arising from all financial instruments.

17. COMMITMENTS, CONTINGENT LIABILITIES, AND GUARANTEES

Commitments – At December 31, 2017, the Company had commitments to enter into future securities borrow and securities loan agreements starting January 2, 2018. At December 31, 2017, commitments in connection with securities borrowed totaled $1.1 million, of which $0.2 million are with SG. Commitments related to securities loaned totaled $1.1 million, of which $0.9 million are with SG.

Contingent liabilities – In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the Statement of Financial Condition, and the Company can reasonably estimate the amount of that loss, the Company will accrue the estimated loss by a charge to income. The evaluation will also consider the existence of any affiliate or third party indemnification agreements. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to any previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss.

For legal proceedings, the Company does not believe, based on current knowledge and after consultation with counsel, that the resolution of such proceedings will have a material adverse effect on the Company's Statement of Financial Condition.

Guarantees – In the normal course of business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, against potential losses in connection with their acting as an agent of or providing services to, the Company.

17. COMMITMENTS, CONTINGENT LIABILITIES, AND GUARANTEES (CONTINUED)

The Company is a member of various U.S. and foreign exchanges and clearinghouses that trade and clear securities and futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general, the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company applies the provisions of the FASB ASC 460 – *Guarantees* which provides accounting and disclosure requirements for certain guarantees. FASB ASC 460 – *Guarantees* requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. However, the Company is not party to such guarantees.

18. REGULATORY REQUIREMENTS

As a registered broker dealer and futures commission merchant, the Company is subject to the minimum financial requirements of the SEC and the CFTC. Under these requirements, SGAS must maintain minimum net capital, as defined by the SEC and CFTC. The Company has elected to compute its net capital requirements under the alternative method permitted by this Rule which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit balances arising from customer transactions or $1.5 million. The Company is also subject to minimum financial requirements pursuant to CFTC regulations. Under the CFTC requirements, SGAS is required to maintain adjusted net capital equal to the greater of $20.0 million or the sum of 8% of the customer risk maintenance margin requirements and 8% of the non-customer risk maintenance margin requirements, as defined. The Company's net capital requirement is the greater of the SEC or the CFTC requirement. At December 31, 2017, the Company used the CFTC requirement.

The Company is not permitted to pay dividends or repay subordinated debt if the ratio of net capital to aggregate debit items after such payments or repayments would be less than 5%, or $166.5 million.

At December 31, 2017, the Company had net capital of $4,189.6 million, which was $3,047.3 million in excess of the net capital requirement of $1,142.3 million.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2017, the Company had a customer reserve requirement of $920.8 million. At December 31, 2017, the Company had approximately $1.4 billion included within the Statement of Financial Condition as *Funds segregated for regulatory purposes*.

As a clearing broker-dealer, SGAS computes a reserve requirement for Proprietary Accounts of Broker-Dealers ("PAB calculation"), as defined. The PAB calculation is completed for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held at SGAS as allowable assets in the correspondent's net capital computation. At December 31, 2017 SGAS has excess PAB funds of $56.6 million.

As a broker-dealer and futures commission merchant that clears customer accounts, SGAS is subject to the segregation, secured and cleared swaps customer requirements outlined by the CFTC. Under these requirements, the Company must compute its customer requirements in each of these separate categories and ensure that amounts are set aside to cover these obligations. At December 31, 2017, SGAS has excess segregated funds of $670.9 million, excess secured funds of $522.1 million and excess cleared swap customer funds of $223.6 million, and excess Reserve funds of $398.1 million which includes a $91.0 million withdrawal made on January 3, 2018.

Advances to affiliates, repayment of subordinated debt, dividend payments, and other equity withdrawals may be subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.

19. **SUBSEQUENT EVENTS**

The Company evaluates subsequent events through the date on which the Statement of Financial Condition are issued. The Company did not note any subsequent events requiring disclosure or adjustments to the Statement of Financial Condition.